

Mail Stop 4561

August 30, 2017

David Evans
President
Pacman Media Inc.
483 Green Lanes
London
N134BS
England, U.K

> **Re: Pacman Media Inc.**
> **Post-Effective Amendment No. 1 on Form S-1**
> **Filed August 29, 2017**
> **File No. 333-202771**

Dear Mr. Evans:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please advise whether any offers or sales have been made under the registration statement after March 10, 2017. We note disclosure on your cover page that you issued shares in March and April of 2017. If such offers or sales were made, provide an analysis supporting your belief that the use of the prospectus was consistent with applicable requirements of the Securities Act, including Section 10(a)(3), as well as the undertaking included in your registration statement that conforms to Item 512(a)(1)(i) of Regulation S-K.

<u>Security Ownership of Certain Beneficial Owners and Management, page 47</u>

2.   We note that you have sold 1,850,000 shares of common stock during the course of this offering. Please revise to update the percentage of common stock owned by Mr. Evans. In addition, please update the beneficial ownership of your common stock as of the most recent practicable date. Refer to Item 403(a) of Regulation S-K

        You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Legal Branch Chief
                                        Office of Information Technologies
                                        and Services